CLIFFORD CHANCE US LLP Two Manhattan West 375 9th Avenue New York, NY 10001-1696 Tel +1 212 878 8000 Fax +1 212 878 8375 www.cliffordchance.com

September 27, 2024

U.S. Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention: Ms. Ellie Quarles, Senior Counsel, Division of Investment Management

Re:	Axxes Opportunistic Credit Fund (File Nos. 333-278000 and 811-23949)

Dear Ms. Quarles:

On behalf of our client, Axxes Opportunistic Credit Fund (the “Fund”), set forth below are the responses of the Fund to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC” or “Commission”) on September 24, 2024 in connection with the Pre-Effective Amendment to the Registration Statement on Form N-2 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”) filed with the SEC on September 13, 2024. Below, we provide your comments and the Fund's responses. To the extent edits to the Registration Statement are necessary to respond to the comments, they will be reflected in a pre-effective amendment to the Registration Statement ("Pre-Effective Amendment No. 4"). Capitalized terms used but not defined herein have the meanings ascribed to them in the Registration Statement, unless otherwise indicated. References to item and instruction numbers in this letter, unless otherwise specified, are to items and instructions in Form N-2.

Comment 1.	The Staff reissues Comment 8 provided to the Fund on September 6, 2024 ("Comment 8"). Shareholders wishing to pursue a claim should not have to bear the expense or burden of proof in litigation or otherwise that fiduciary covered persons are subject to federal and state law and fiduciary duties with respect to matters arising under the federal securities laws.

Response 1. The Amended and Restated Agreement and Declaration of Trust filed as an exhibit to Pre-Effective Amendment No. 4 will reflect the Staff's comment provided in Comment 8.

*        *       *

Ellie Quarles

September 27, 2024

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 878-3495 or Vadim Avdeychik at (212) 878-3055. Thank you.

Best Regards,

/s/ Emily Picard
Emily Picard
Clifford Chance US LLP

cc:	Axxes Opportunistic Credit Fund
Adrain Bryant

Clifford Chance US LLP
Vadim Avdeychik
Dennis Morrisroe